UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
—————————
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
—————————
For the month of May 2010

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

PRESS RELEASE
Paris, 12 May 2010

 Dalkia in strategic partnership with CEZ
in the Czech energy market

The Czech competition authorities have just approved two transactions illustrating the new partnership between Dalkia Česká Republika and CEZ,
the no. 1 company in the Czech energy market

Pursuant to the agreement signed in November 2009, Dalkia International has sold 15% of Dalkia Česká Republika's shares to the Czech energy giant, CEZ, for €122 million.

Simultaneously, Dalkia Česká Republika sold 85% of its stake in Dalkia Usti nad Labem to CEZ for €190 million (9.7 times 2009 EBITDA), comprising a cogeneration (heat and electricity) plant and the primary district heating system for the city of Usti nad Labem, in northern Czech Republic.

“This marks a key milestone in Dalkia’s development in the Czech Republic”, said Olivier Barbaroux, head of the energy services division, Chief Executive Officer of Dalkia. “The new shareholder, CEZ, is a powerful strategic partner and will bolster our capacity to plan and implement new projects in this country, bringing us much closer to our clients so that we can serve them better, achieve energy savings, and produce heat and electricity while respecting the environment. These two transactions are fully in line with our long term strategy.”

Dalkia has been doing business in the Czech Republic since 1991 and is one of largest energy companies in the country. It operates in the Moravia-Silesia, Olomouc and Central Bohemia regions, as well as in Karlovy Vary and Prague. In addition to producing and distributing heat and electricity, it supplies a broad array of energy services to industrial and tertiary sector clients, as well as support services to the Czech electricity transmission system operator.

Dalkia is a leading player in the field of cogeneration and currently employs 2,550 people in the Czech Republic. Sales of 18,577 TJ of heat and 2,645 GWh of electricity in 2009 yielded revenues of €480 million. It has a total installed thermal capacity of 3,816 MWt and an installed electricity generating capacity of 550 MWe.

In addition to Dalkia Česká Republika, Dalkia companies in the Czech Republic comprise Dalkia Kolín, Dalkia Mariánské Lázně, Olterm&TD Olomouc and AmpluServis.

A subsidiary of Veolia Environnement and Electricité de France (EDF), Dalkia is the leading European provider of energy services to local authorities and businesses. Since its creation, it has focused on energy and environmental optimisation. It meets customer expectations by delivering customised, end-to-end solutions to ensure comfortable living and efficient energy supply, including management of heating systems and energy and industrial fluid production facilities, energy plant engineering and maintenance services, technical services for commercial and industrial building operation, and global building management services. With nearly 52,800 employees in 41 countries, Dalkia reported managed revenue of €7.1 billion in 2009. www.dalkia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Ronald Wasylec - Tél +33 (0)1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 12, 2010

VEOLIA ENVIRONNEMENT

By: /s/ Olivier Orsini Name: Olivier Orsini Title: Secretary General